October 5, 2015

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3010

Re:	Park Place Energy Inc.
Amendment No.1 to Registration Statement on Form S-4
Filed September 18, 2015
File No. 333-205771

Dear Ladies and Gentlemen:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated September 30, 2015, concerning the above-referenced Registration Statement on Form S-4 (the “Form S-4”), Park Place Energy Inc. (“Hold Co.” or the “Company”) would propose to make the changes indicated below to the Form S-4. To avoid multiple filings of the form of the tax opinion at issue, we would appreciate it if you could advise us whether these changes sufficiently address the comments received. To assist in reviewing this letter, we are sending a courtesy copy of this letter via email to Parhaum J. Hamidi

The responses below follow the sequentially numbered comments from the Staff’s letter of September 30, 2015. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Exhibit 8.1

1. We note your response to our prior comment 3 and reissue in part. Please file a revised opinion of counsel in which counsel expressly opines upon each of the material federal tax consequences you list on page 45 of your registration statement. For example, we note that counsel has not provided its opinion as to whether each holder that exchanges PPEC common stock for your common stock will recognize gain or loss upon receipt of your common stock.

2200 Ross Ave., Suite 4500 E, Dallas, TX 75201 USA

PH: (214) 220-4340; FAX: (214) 220-4349

www.parkplaceenergy.com

Additionally, it is unclear whether the bulleted items on page 45 are counsel’s legal conclusions. We note the assumption on page 45 that the reincorporation constitutes a “reorganization.” Please also clarify the disclosure on page 45 of the registration statement.

Response: In response to the Staff’s comment, Hold Co. proposes to amend the Registration Statement as follows:

First, Hold Co. would revise the discussion of the United States federal income tax consequences appearing under the heading “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” in the proxy statement/prospectus forming a part of the Registration Statement (the “Discussion”) by deleting the introductory phrase of the first paragraph on page 45 of Amendment No.1 so that it will read as follows: “The material U.S. federal income tax consequences of the Reincorporation are as follows:”. We would also add language specifically stating that the entire discussion under that heading constitutes the opinion of tax counsel. We have attached the revised Discussion (Attachment No. 1) for your convenience.

Second, the tax opinion would be revised so that opinion numbered 3 therein will read as follows: “Subject to the limitations and qualifications stated in the Registration Statement and set forth herein, the discussion of the United States federal income tax consequences appearing under the heading “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” in the proxy statement/prospectus forming a part of the Registration Statement is the opinion of the Gardner Firm PLLC.” We have attached a full copy of the revised tax opinion (Attachment No. 2) for your convenience.

The Company believes that the foregoing has been responsive to the Staff’s comments. If the foregoing is satisfactory, please let us know and we will file an amendment to the Registration Statement that includes these revisions.

The Company will submit to the Staff the requested written statement at the time that it requests acceleration of the effectiveness of the Form S-4.

If you have any questions related to this letter, please contact me at (214) 220-4340.

Sincerely,

/s/ Francis M. Munchinski

Francis M. Munchinski, Secretary and Treasurer

Enclosures

cc	Parhaum J. Hamidi,

Staff Attorney

2200 Ross Ave., Suite 4500 E, Dallas, TX 75201 USA

PH: (214) 220-4340; FAX: (214) 220-4349

www.parkplaceenergy.com

Attachment No. 1

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), current and proposed Treasury regulations and judicial and administrative decisions and rulings as of the date of this proxy statement/prospectus, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or to persons subject to special treatment under U.S. federal income tax laws. In particular, this discussion deals only with stockholders that are (1) U.S. holders and (2) hold PPEC common stock as capital assets within the meaning of section 1221 of the Code (generally, assets held for investment). In addition, this discussion does not address the tax treatment of special classes of stockholders, such as entities taxes under Subchapter S of the Code, entities taxed as partnerships, banks, insurance companies, cooperatives, real estate investment trusts, regulated investment company or mutual funds, traders in securities that elects mark-to-market treatment, holders of common stock that has functional currency other than the U.S dollar, tax-exempt organizations, financial institutions, broker-dealers, persons holding shares of PPEC common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, U.S. expatriates, persons subject to the alternative minimum tax, foreign corporations, foreign estates or trusts and persons who are not citizens or residents of the United States for tax purposes. This discussion may not be applicable to holders who acquired PPEC stock pursuant to the exercise of options or warrants or otherwise as compensation.

As used in this summary, a “U.S. holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any state thereof or in the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•	a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. If a partnership (including, for this purpose, any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of PPEC common stock, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of PPEC common stock that is a partnership, and the partners in such partnership, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Reincorporation.

The discussion set forth below is not intended to be, nor should it be construed to be, legal or tax advice to any particular stockholder. Moreover, the discussion does not address any non-income, foreign, state or local tax consequences or tax return reporting requirements. ACCORDINGLY, ALL HOLDERS OF PPEC COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE REINCORPORATION TO THEIR PARTICULAR SITUATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

PPEC has obtained an opinion (the Opinion”) from Gardner Firm PLLC that (i) the Reincorporation will constitute a “reorganization” within the meaning of section 368(a) of the Code, (ii) ~~and~~ that PPEC, Hold Co. and Merger Sub will each be a “party to the reorganization” within the meaning of section 368(b) of the Code and (iii) the discussion contained under this heading constitutes their opinion as to the material U.S. Federal income tax consequences of the merger to PPEC, Hold Co. and U.S. Holders of PPEC common stock. This Opinion is based on existing law and based in part upon representations, made as of the effective time of the Reincorporation, by PPEC and Hold Co., which counsel has assumed to be true, correct and complete. If the representations are inaccurate, the Opinion could be adversely affected. The Opinion is not binding upon the Internal Revenue Service or any court. Neither PPEC nor Hold Co. has requested nor will request a private letter ruling from the Internal Revenue Service.

~~Assuming the Reincorporation constitutes a “reorganization” within the meaning of section 368(a) of the Code and that PPEC, Hold Co. and Merger Sub are each a “party to the reorganization” within the meaning of section 368(b) of the Code, t~~The material U.S. federal income tax consequences of the Reincorporation are as follows:

•	No gain or loss will be recognized by PPEC, Hold Co. or Merger Sub as a result of the Reincorporation;

•	A U.S. holder that exchanges PPEC common stock solely in exchange for Hold Co. common stock will recognize no gain or loss upon receipt of Hold Co. common stock;

•	The aggregate tax basis for shares of Hold Co. common stock that a U.S. holder receives in exchange for PPEC common stock in the Reincorporation will equal such U.S. holder’s aggregate tax basis in PPEC common stock surrendered in the Reincorporation;

•	The holding period for the shares of Hold Co. common stock that a U.S. Holder receives in the Reincorporation will include the holding period of such holder’s PPEC common stock exchanged therefor;

•	A U.S. holder that properly exercises its dissenters’ rights will receive payment of the fair value of such shares. See “The Reincorporation Proposal—Dissenters’ Rights” beginning on page 15 and the text of the Nevada dissenters’ rights statute, Chapter 92, Sections 300 – 500 of the Nevada Revised Statutes, which is reproduced in its entirety as Annex D to this proxy statement/prospectus; and

•	A U.S. holder that properly exercises its dissenters’ rights and accordingly receives cash in exchange for its PPEC common stock will recognize gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder’s adjusted tax basis in PPEC common stock exchanged therefor. Any such gain or loss generally will be capital gain or loss. Any capital gain or loss will be long-term capital gain or loss if the U.S. holder held the shares of PPEC common stock for more than one year at the effective time of the merger. Long-term capital gains of non-corporate U.S. holders are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Attachment No. 2

Form of Revised Tax Opinion

Park Place Energy Corp.

2200 Ross Avenue, Suite 4500E

Dallas, Texas 75201

Ladies and Gentlemen:

This opinion letter is being delivered to you in connection with the proposed agreement and plan of merger (the “Proposed Agreement”) by and among Park Place Energy Corp., a Nevada corporation (“PPEC”), Park Place Energy Inc., a Delaware corporation and wholly-owned subsidiary of PPEC (“Hold Co.”), and PPEC Merger Corp., a Nevada corporation and wholly-owned subsidiary of Hold Co. (“PPEC Merger Corp.”). Under the terms of the Proposed Agreement, PPEC will merge with PPEC Merger Corp., with PPEC surviving the merger as a wholly-owned subsidiary of Hold Co. (the “Reincorporation”). The Reincorporation is described in the Amendment No. 2~~1~~ to Form S-4 Registration Statement of the Company filed with the Securities and Exchange Commission on October     ~~September 18~~, 2015 (the “Registration Statement”), which includes the Proxy Statement/Prospectus of PPEC. Unless otherwise indicated, any capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Registration Statement.

In rendering the opinions in the paragraphs numbered 1 through 3 below, we have examined and are relying on the completeness and accuracy, both initially and continuing as of the effective time of the Reincorporation, of the Proposed Agreement and the Registration Statement, and such other presently existing documents, records and matters of law as we have deemed necessary or appropriate for purposes of this opinion letter. We have assumed: (i) that the Reincorporation will be consummated in the manner contemplated by the Registration Statement and the Proposed Agreement, without waiver or modification of the material terms and conditions thereof; (ii) the truth and accuracy, on the date of the Proposed Agreement and on the date hereof, of the representations and warranties made by PPEC and Hold Co. in the Proposed Agreement; and (iii) the truth, accuracy, completeness, authenticity and due authorization of the representation letter dated September 10, 2015, executed by PPEC and Hold Co. for use in preparing our opinion.

The opinions expressed herein represent our judgment as to the proper treatment of certain aspects of the Reincorporation under U.S. federal income tax laws based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, rulings and other pronouncements of the Internal Revenue Service (the “IRS”) currently in effect, and judicial decisions, all of which are subject to change, prospectively or retroactively. No assurance can be given that such changes will not take place, or that such changes will not affect the conclusions expressed herein.

This opinion letter relates solely to the tax consequences of the Reincorporation under U.S. federal income tax laws, and we express no opinion regarding the tax consequences or other legal consequences of the Reincorporation under the laws of any other jurisdiction. Our opinions in paragraphs 1 through 3 express only the specific issues set forth therein, do not address any other tax consequences that may result from the Reincorporation or any other transaction, and no other or more expansive opinion is intended, implied, or to be inferred beyond the matters expressly stated in this opinion letter.

Based upon the foregoing and subject to the assumptions, exceptions, exclusions, qualifications and limitations set forth in this opinion letter, as of the date hereof, we are of the opinion that:

1.	The Reincorporation will constitute a “reorganization” within the meaning of Section 368(a) of the Code, with each of PPEC, Hold Co. and PPEC Merger Corp. being a “party to the reorganization” within the meaning of Section 368(b) of the Code;

2.	No gain or loss will be recognized by PPEC, Hold Co. or PPEC Merger Corp. as a result of the Reincorporation; and

3.	Subject to the limitations and qualifications stated~~The discussion~~ in the Registration Statement and set forth herein, the discussion of the United States federal income tax consequences appearing under the heading~~section~~ “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”in the proxy statement/prospectus forming a part of the ~~which starts on or about page 34 of such~~ Registration Statement is the opinion of the Gardner Firm PLLC~~, to the extent it constitutes descriptions of legal matters or conclusions, is true and accurate in all material respects~~.

We hereby consent to the use of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the section “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” of the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

Gardner Firm PLLC,

A Texas professional limited liability company

By:	/s/ Ryan Gardner
Name:	Ryan Gardner
Its:	Manager and Member